Exhibit 1


April 14, 2000

                                                       PRIVATE AND CONFIDENTIAL
                                                       ------------------------

Neff Corp.
3750 N.W. 87th Avenue
Miami, FL  33178

Attention: Board of Directors

Gentlemen:

           We are writing this letter on behalf of Neff Investors, Inc. (the "Purchaser"), a newly formed corporation in which General Electric Capital Corporation ("GECC") and Kevin Fitzgerald will be stockholders. The Purchaser is pleased to submit a proposal for the purchase of certain stock of Neff Corp. ("Neff" or the "Company") as follows:

         1. Purchase all publicly held shares of Neff for a cash price of $9.00 per share.

         2. Purchase 30% of the shares of Neff now held by Jorge Mas, Juan Carlos Mas and Jose Mas (2,569,500 Class A Common Shares) (collectively the "Mas Group") for $9.00 per share in cash. The balance of the shares held by the Mas Group (5,995,500 Class A Common Shares) would be converted to a new Neff Perpetual Class C Common Stock ("Class C Common") with the following terms:

            Issue Amount:         $59,955,000
            ------------

            Dividend:             7.0% Cash Dividend, payable quarterly.
            --------              Payment begins in year three, with no dividend
                                  accrual or payment for years one and two

            Liquidation
            Preference:           First liquidation preference over all other
            ----------            Common Shares up to the Issue Amount

            Voting Rights:        Full voting rights
            --------------

            Redemption:           Neff will repurchase the Class C
            -----------           Common upon a change in control
                                  of Neff. At, Neff's option, it
                                  may redeem all or a portion of
                                  the Class C Common prior to
                                  maturity at Par plus accrued but
                                  unpaid dividends.

            Change of
            Control:          (1)   Upon a change of control each holder of
            --------                Class C Common may require Neff to
                                    repurchase a portion or all of the Class C
                                    Common outstanding, including all accrued and unpaid dividends.

                              (2) In the event that one person or a group or related person acquires more the 50% of the Voting Stock of Neff, a Change of Control will have been deemed to have occurred.

           The Purchaser would acquire Neff in a merger in which Neff's public stockholders receive cash and the Mas Group receives cash for 30% of the Neff common stock they now hold. The balance of the Mas Group common stock would be exchanged for Class C Common Stock. We believe that the Purchaser will have sufficient funds available to finance the proposed transaction. We propose to obtain the required funding through debt and equity financing arrangements with GECC and others. In this regard, we are highly confident that the financing can be arranged.

           Although we have performed a substantial amount of work in connection with this proposal, our work is not yet complete. The parties providing the financing must complete a customary due diligence review, including accounting, tax, environmental, and employee benefits matters. We expect that the remaining due diligence process could be completed expeditiously, and are prepared to direct our advisors to do so. We would expect to have firm commitments for all of the required financing within 60 days of the acceptance of this proposal.

           In addition to the matters discussed above, our proposal is subject to Neff Board approval and the negotiation and execution of definitive acquisition documentation. We are confident that our respective advisors will be able to work together quickly to finalize the documentation required for the contemplated transaction.

           If this proposal is satisfactory to the Board, then we will immediately send to you a proposed Merger Agreement between the Purchaser and Neff. The Agreement would be subject to, among other things, Purchaser obtaining the necessary financing. In this regard, the Agreement would contain customary terms and conditions for a transaction of this type including a $5 million dollar break-up fee due the Purchaser in the event that a third party proposes to buy Neff at a price the Board accepts.

           As you are aware, we have been in discussions with the Mas Group regarding this proposal. In this regard, please find attached a letter indicating the Mas Group's interest in the proposal outlined above.

           This proposal is confidential and is submitted on the understanding that its existence and contents will be held in strict confidence.

           This proposal will expire on April 19, 2000. We are hopeful that you can respond quickly and that we can proceed with a transaction that will benefit everyone involved.

                                Very truly yours,

                                By: /s/ Kevin P. Fitzgerald
                                    -------------------------------------------
                                    Kevin P. Fitzgerald
                                    President, Neff Corporation


                                By: /s/ Christopher H. Richmond
                                    -------------------------------------------
                                    Christopher H. Richmond
                                    General Electric Capital Corp.
                                    President, Commercial Equipment Financing


Attachments

                [General Electric Capital Corporation Letterhead]


                                                                April 11, 2000

VIA FACSIMILE (305 406-1818)

Mr. Jorge Mas
3155 NW 77th Avenue
Miami, FL  33122

Dear Jorge,

           I have attached an outline of your consideration as part of the investor group's (the "Management's") proposal to take Neff private, provide the Mas stockholders with $23MM of cash and a special class of common shares for the remainder of your investment that would have a dividend beginning in year three and a mandatory redemption of your shares on a change of control event.

           I have structured this proposal to monitize a portion of your investment, while preserving a positive earnings profile for Neff. We will be investing an additional $12MM to $15MM in equity in order to facilitate this transaction. Once you and the management shareholders agree, we can propose the transaction to the Neff Board.

           This letter including the attached Term Sheet is merely an indication of interest regarding a financing transaction on the general terms and conditions outlined herein. If a commitment is given, it would be in separate writing, would be subject to and preceded by completion of all legal and business due diligence and collateral and credit review and analysis, all with results satisfactory to GE Capital and its effectiveness would be conditioned upon the prior execution and delivery of final legal documentation acceptable to all parties and their counsel. GE Capital may change the terms of this proposal or cease future consideration of the financing at any time without liability to GE Capital. The attached Term Sheet does not purport to summarize all of the terms and conditions upon which the overall facilities are to be based, which terms and conditions would be contained fully in final documentation, and indicates only the principal term and conditions under which the overall facility will be considered.

Mr. Jorge Mas
April 11, 2000
Page 2


           This letter, including the attached Term Sheet is being provided to you on the condition that, except as required by law, neither it nor its contents will be disclosed publicly or privately except to those individuals who are the Company's officers, employees or advisors who have a need to know of such matters as a result of their being specifically involved in the Financing and then only on the condition that such matters may not, except as required by law be further disclosed. Without limiting the generality of the foregoing, none of such persons shall, except as required by law, use the name of, or refer to GE Capital, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Financing without the prior written consent of GE Capital.

To indicate your interest in having GE Capital proceed with our consideration of this transaction on this basis, please sign and return the enclosed copy of this letter by the close of business on April 14, 2000.

                                         Sincerely,

                                         /s/ Chris Richmond

                                         Chris Richmond


Agreed to and Accepted this 13th day of April, 2000.

By:  /s/ Jorge Mas
    -----------------------------------
    Name:  Jorge Mas

Attachment

CHR/kad

cc:  K. Fitzgerald
     B. Stefanowski
     P. Carlson
     D. Wente
     R. Carapezzi

                    SUMMARY OF PROPOSED TERMS AND CONDITIONS


Cash Proceeds: Retire 2,569,500 (30% of total holdings) MAS common equity shares at $9.00/share for total cash proceeds of $23,125,500.

Class C Perpetual Common: Remaining MAS shares of 5,995,500 (70% of total holdings) will be converted to Class C Common Stock with the following characteristics.

         o        Issue Amount: $59,955,000 Perpetual Class C Common

         o Dividend: 7.0% Cash Dividend, payable quarterly. Payment begins in year three with no dividend accrual or payment for years one and two.

         o Liquidation Preference: First liquidation preference over all other common shares up to the Issue Amount.

         o        Voting Rights: full-voting rights

         o Redemption: the Issuer will repurchase the perpetual Class C Common upon a change in control of the company. At, the issuer's option, it may redeem all or a portion of the Class C Common prior to maturity at Par plus accrued but unpaid dividends.

         o        Change of Control:

                  (1) Upon a change of control each holder of Class C Common may require the Issuer to repurchase a portion or all of the Common outstanding, including all accrued and unpaid dividends.

                  (2) In the event that one person or a group or related person acquires more the 50% of the Voting Stock of the Company, a Change of Control will have been deemed to have occurred.

         o        Board of Directors Composition to be mutually agreed upon.

         o Closing: On or about May 31, 2000 unless otherwise mutually agreed.

         o $11.5MM Santos Capital Note: As part of this proposal the parties will work together in good faith to extend the payment terms of the $11,500,000 Santos Capital note to GE Capital entered into on May 20, 1998. This note will remain a legal obligation of Santos Capital.